

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2021

Jack Tretton
Executive Chairman
PowerUp Acquisition Corp.
199 Water Street
New York, NY 10038

> **Re: PowerUp Acquisition Corp.**
> **Amended Draft Registration Statement on Form S-1**
> **Submitted September 7, 2021**
> **CIK 0001847345**

Dear Mr. Tretton:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Capitalization, page 67

1. Your "As Adjusted" column includes a warrant liability to account for the 6,003,333 private warrants to be issued in connection with this offering in accordance with ASC 815-40. We note that in the prior amendment, this warrant liability also included the 10,000,000 public warrants included as part of the units. Please clarify your expected accounting treatment for the public warrants to be issued as part of the units. To the extent that you have determined that the public warrants will be equity-classified, please clarify whether the related warrant agreements contain any of the provisions addressed in the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies issued on April 12, 2021 and how these

provisions impacted your accounting determination. To the extent you have amended your warrant agreements to remove any problematic provisions that would trigger liability classification, please confirm as such.

You may contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ari Edelman, Esq.